UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 47)

            --------------------------------------------------------

             First Union Real Estate Equity and Mortgage Investments
                                (Name of Issuer)

                 Shares of Beneficial Interest, $1.00 par value

                         (Title of Class of Securities)

                                    337400105

                                 (CUSIP Number)


            --------------------------------------------------------

                             David S. Klafter, Esq.
                       Gotham Partners Management Co., LLC
                              110 East 42nd Street
                            New York, New York 10017
                                 (212) 286-0300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

            --------------------------------------------------------

                                December 13, 2002

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [_]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                   ----------------------
CUSIP No. 337400105            SCHEDULE 13D                (Page 2 of 9)
----------------------                                   ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gotham Partners, L.P.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)     |X|
                                                                     (b)     [_}
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*    See Instructions

**   By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

----------------------                                   ----------------------
CUSIP No. 337400105           SCHEDULE 13D                     (Page 3 of 9)
----------------------                                   ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gotham International Advisors, L.L.C.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)       |X|
                                                                   (b)       [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO; IA
-------- -----------------------------------------------------------------------

*    See Instructions

**   By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

----------------------                                    ----------------------
CUSIP No. 337400105               SCHEDULE 13D                 (Page 4 of 9)
----------------------                                    ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gotham Partners III, L.P.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)       |X|
                                                                   (b)       [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*    See Instructions

**   By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

----------------------                                    ----------------------
CUSIP No. 337400105             SCHEDULE 13D                   (Page 5 of 9)
----------------------                                    ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gotham Holdings II, L.L.C.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    |X|
                                                                      (b)    [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC; OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                7,424,903
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                7,424,903
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,424,903
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%**
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*    See Instructions

**   By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the previously described and disclosed Voting Agreement. Accordingly, the combined interest of the Reporting Persons may be deemed to be 7,424,903 Shares, which, in the aggregate, represents approximately 21.3% of the outstanding Shares of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement, other than the Shares held by such Reporting Person. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

                  This Amendment No. 47 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II") and Gotham International Advisors, L.L.C. ("Gotham International"), Delaware limited liability companies (Gotham, Gotham III, Holdings II and Gotham International together on behalf of themselves and their controlled affiliates, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

                  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION

                  Item 4 is hereby amended and supplemented to add the following information:


                  (a) - (j) On December 13, 2002, Gotham delivered a letter, a copy of which is attached as Exhibit 99.1 and incorporated herein by reference, to counsel to purported holders of the Issuer's Preferred Shares in an action in which a New York court has granted motions for preliminary injunction and expedited discovery in connection with the proposed merger of the Issuer with and into Gotham Golf Corp. ("Gotham Golf"), an affiliate of Gotham. The letter outlined Gotham's offer to secure any potential future award in favor of the plaintiffs in the litigation. Gotham Partners' offer was intended to allay any concerns regarding the satisfaction of any future judgment in the litigation, and therefore allow the court to lift or dissolve the preliminary injunction and allow the proposed merger to proceed in the ordinary course.

                  Under Gotham's proposal, Gotham will establish an escrow account in the amount of $25 million consisting of cash and marketable securities. The escrow account would be used to satisfy any final judgment or settlement of the litigation, to the extent that any obligations are not satisfied by Gotham Golf, the other defendants in the litigation or their respective sureties, insurers or similarly situated persons. The precise terms of the escrow account will be subject to the execution of an escrow agreement mutually agreeable to the parties.

                  Gotham proposed the escrow in an effort to advance on an expeditious basis the consummation of a business combination between the Issuer and Gotham Golf, and in order to minimize any damage to Gotham Golf or any of its operating subsidiaries as a result of delay in the consummation of the transaction. Gotham's proposal was made without prejudice to the claims, defenses or positions of any party in the litigation and is not an admission or denial of liability or of any amount of damages, if any, suffered by any party.

                  Except as set forth above, the prior disclosure as set forth on the Schedule 13D remains in full force and effect.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 99.1 Letter, dated December 13, 2002, to Morrison Cohen Singer & Weinstein, LLP and Stull, Stull & Brody, counsel to certain plaintiffs.

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 13, 2002

                                  GOTHAM PARTNERS, L.P.


                                   By:    Section H Partners, L.P.,
                                          its general partner

                                   By:    Karenina Corporation,
                                          a general partner of Section H
                                          Partners, L.P.


                                   By:     /s/ William A. Ackman
                                          --------------------------
                                          President
                                          William A. Ackman

                                   GOTHAM PARTNERS III, L.P.


                                   By:    Section H Partners, L.P.,
                                          its general partner

                                   By:    Karenina Corporation,
                                          a general partner of Section H
                                          Partners, L.P.


                                   By:    /s/ William A. Ackman
                                         --------------------------
                                         President
                                         William A. Ackman


                                   GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                                   By:     /s/ William A. Ackman
                                         --------------------------
                                         Senior Managing Member
                                         William A. Ackman


                                   GOTHAM HOLDINGS II, L.L.C.


                                   By:   Gotham Holdings Management LLC,
                                         the Manager


                                   By:     /s/ William A. Ackman
                                          --------------------------
                                          Senior Managing Member
                                          William A. Ackman

                                                                    EXHIBIT 99.1




                                  [LETTERHEAD]



                                December 13, 2002






VIA FACSIMILE
-------------

Danielle C. Lesser, Esq.
Morrison Cohen Singer & Weinstein, LLP
750 Lexington Avenue
New York, NY  10022

Patrice Bishop, Esq.
Stull, Stull & Brody
10940 Wilshire Blvd., Ste. 2300
Los Angeles, CA 90024


          Re: Kimeldorf v. First Union Real Estate Equity and Mortgage Investments, et al.; First Carolina Investors, Inc. v. First Union Real Estate Equity and Mortgage Investments, et al.
                 ------------------------------------------------------------


Dear Danielle and Patrice:

                  At the hearing conducted before Judge Ramos on November 20, 2002, you suggested that the defendants secure the satisfaction of a potential judgment in the event plaintiff were to prevail in the captioned actions. In light of the Court's December 6 Order, and following up on your suggestion, Gotham Partners, L.P. ("Gotham Partners") proposes to secure payment of a potential judgment as follows:

        1. CREATION OF ESCROW. Gotham Partners will establish a Preferred Series A Litigation escrow account (the "Escrow Account") in the amount of $25 million consisting of cash and marketable securities.

        2. AGENT; TERM. The Escrow Account will be held by M&T Bank in New York or another independent escrow agent acceptable to the parties in their reasonable discretion (the "Escrow Agent") throughout the "Term", which runs from the creation of the Escrow Account until the earliest of a final, non-appealable judgment in favor of defendants in the Preferred Series A litigation (i.e., the Kimeldorf and First Carolina Investors actions (the "Litigation")), or satisfaction of any Final Judgment in favor of plaintiffs, or a final settlement, withdrawal, dismissal or discontinuance of the Litigation.

Danielle C. Lesser, Esq. & Patrice Bishop, Esq.
December 13, 2002
Page 2


        3. USE. The Escrow Account will be used to satisfy a final, non-appealable judgment in favor of the plaintiff class (a "Final Judgment") in the Litigation, to the extent that such judgment is not satisfied by the other defendants or their sureties, insurers or similarly situated persons (collectively, "Other Defendants").

        4. GOTHAM'S RIGHTS AGAINST OTHER DEFENDANTS. To the extent that Gotham Partners or the Escrow Account satisfy any portion or all of any Final Judgment that would otherwise be owed by any Other Defendant, (a) such payment by Gotham Partners or the Escrow Account will be without prejudice to Gotham Partners' rights, if any, to assert any claim for indemnification, reimbursement or the like against any other responsible party, and (b) plaintiffs will assign to Gotham Partners all of plaintiffs' rights against such Other Defendant and will cooperate reasonably in Gotham Partners' seeking reimbursement from such Other Defendant of the amounts such Other Defendant owed to plaintiffs that were paid by Gotham Partners.

        5. RELEASE OF BALANCES. At the end of the Term of the Escrow Account (as defined in P. 2), and after the payment of any amounts due under P. 3, all amounts remaining in the Escrow Account shall be released to Gotham Partners or its designee(s). If any Final Judgment is for an amount less than $25 million, the balance in the Escrow Account minus the amount of the Final Judgment shall be released to Gotham Partners promptly.

        6. SUBSTITUTE SECURITY. Gotham Partners, in its sole discretion, shall have the right to substitute cash or marketable securities in the Escrow Account for other marketable securities, so long as the total balance in the Escrow Account meets the requirements stated herein.

        7. MONTHLY STATEMENTS. The Escrow Agent shall notify the parties monthly of the amounts contained in the Escrow Account. If and to the extent that the average balance in the Escrow Account is less than $25 million during that month, Gotham Partners shall promptly deposit additional cash or marketable securities to the extent necessary for the balance of the Escrow Account to equal at least $25 million. If the average balance in the Escrow Account is more than $25 million during that month, the Escrow Agent shall promptly distribute such excess to Gotham Partners or its designee(s). Plaintiffs and their counsel shall keep confidential the contents of the Escrow Account.

        8. GENERAL. The Escrow Agreement (the "Agreement") shall be entered into solely for the purpose of securing plaintiffs' satisfaction of a potential Final Judgment in their favor in the Litigation, and it is limited solely to its express terms. The Agreement and the creation, existence and terms of the Escrow Account shall be (a) without prejudice to the claims, defenses, or positions of any party against any other party in the Litigation or otherwise; and (b) not an admission or denial of liability or of any amount of damages suffered by any party, nor a limitation on the liability or amount of damages that any party may seek against any other party. The Agreement or the creation, existence or terms of the Escrow Account, and anything whatsoever to do with them, shall not be admissible as evidence in any proceeding (other than a

Danielle C. Lesser, Esq. & Patrice Bishop, Esq.
December 13, 2002
Page 3


proceeding to enforce the terms of the Agreement). Each party agrees not to refer to or mention in any way the Agreement or the creation, existence or terms of the Escrow Account, or anything about them, in any evidentiary proceeding (other than a proceeding to enforce the terms of the Agreement), and to suffer appropriate sanctions if they violate this paragraph or any other paragraph of the Agreement.

        We believe that this proposal addresses any conceivable concerns regarding plaintiffs' ability to recover a potential future judgment entered in the Litigation (wholly apart from the facts that Gotham Partners is itself a defendant in the Litigation with millions of dollars in assets and that the director defendants are covered by insurance), and obviates the need for any continuation of the current injunction.

        We would appreciate hearing from you by the end of today whether you are agreeable to proceeding on this basis.



                                           Sincerely,

                                           /s/ Rachelle Silverberg

                                           Rachelle Silverberg

cc:  All Counsel